April 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Shalini Shah and Kayla Roberts

Re:	Carvana Receivables Depositor LLC Registration Statement on Form SF-3 Filed March 5, 2025 File No. 333-285582

Ladies and Gentlemen:

On behalf of Carvana Receivables Depositor LLC (the “Depositor”), and in response to the letter dated April 3, 2025, from the U.S. Securities and Exchange Commission to Mike McKeever, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 submitted on April 25, 2025 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We confirm that, other than described below, the Depositor and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

There were two separate instances when filings, or portions of filings, of issuing entities established directly by the Depositor were not timely during the last twelve months:

In the first instance, the Forms 10-D and ABS-EE filings for the Carvana Auto Receivables Trust 2024-P4 issuing entity disclosing activity during the December 2024 collection period were not filed on EDGAR within fifteen calendar days of the January 2025 distribution date. Such reports were filed on EDGAR on Wednesday, February 12, 2025. The servicer’s certificate associated with such Form 10-D was delivered to investors in a timely manner and all distributions to investors were correct and timely. Because this occurred during the 2025 fiscal year, the Carvana Auto Receivables Trust 2024-P4 issuing entity will disclose this late filing on its Form 10-K that will be filed no later than 90 days after the end of the 2025 fiscal year.

In the second instance, Form 10-D filings made in the month of December 2024 for the November 1, 2024 through November 30, 2024 collection period incorrectly disclosed as Exhibit 99.1 the servicer’s certificate for the October 1, 2024 through October 31, 2024 collection period for the following issuing entities: Carvana Auto Receivables Trust 2020-P1, Carvana Auto Receivables Trust 2021-P1, Carvana Auto Receivables Trust 2021-P2, Carvana Auto Receivables Trust 2021-P3, Carvana Auto Receivables Trust 2021-P4, Carvana Auto Receivables Trust 2022-P1, Carvana Auto Receivables Trust 2022-P2, Carvana Auto Receivables Trust 2022-P3, Carvana Auto Receivables Trust 2024-P2 and Carvana Auto Receivables Trust 2024-P3 (the “Impacted Issuing Entities”). The Depositor filed amended Forms 10-D for each of the impacted issuing entities on February 21, 2025. For each Impacted Issuing Entity, the servicer’s certificates for the correct collection period associated with such Forms 10-D were delivered to investors in a timely manner and all distributions to investors were correct and timely. Each Impacted Issuing Entity included disclosure about the incorrect servicer’s certificate filings on its respective Form 10-K for the 2024 fiscal year, each of which was filed on March 27, 2025.

To address these matters and the related instances of noncompliance, the Depositor has instituted new policies and procedures, including additional layers of attorney oversight and compliance checks, to ensure that everyone involved in the EDGAR filing process has clear and documented guidance on the applicable filing timelines. The Sponsor has also begun maintaining a comprehensive log of all outstanding transactions and filings made during each reporting period. This log will include hyperlinks to each submission on EDGAR, providing a centralized record for verification. In-house attorneys will use this log to confirm that each required filing has been made timely, is properly reflected on EDGAR, and includes all necessary and correct exhibits. Further, the Depositor has implemented measures including enhanced reviews of the servicer’s certificates provided by the Servicer and clearer lines of communication associated with the distribution of the finalized monthly servicer’s certificates. These new lines of communication require that there will only be one access point for the finalized servicer’s certificates to ensure that each deal party is using the same finalized version of such servicer’s certificate. Each of these procedural enhancements will be completed within five business days of the monthly distribution date for the Sponsor’s transactions. These added layers of oversight will serve as a final quality control measure, ensuring that the registrant will make all required filings (Form 10-D, Form 10-K and Form 8-K) with the SEC under the applicable CIK number for each issuing entity of the registrant in a timely manner.

Prior to the filing of the registration statement on Form SF-3 on March 5, 2025 (file no. 333-285582), the Depositor had discussed the filings noted above with SEC staff, including providing details about remediation efforts. After assessing the information provided by the Depositor, SEC staff informed the Depositor that they would not object to the Depositor filing a registration statement on Form SF-3.

Prospectus Summary

Pre-Funding Account, page 5

2.	Please revise your prospectus summary to include a discussion of the selection criteria or other requirements for any assets that may be added to the pool, consistent with the disclosure located under the heading "The Receivables-[Criteria Applicable to the Selection of Additional Receivables During the Funding Period] on page 58. Refer to Item 1103(a)(5)(vi) of Regulation AB.

Response: We have revised the disclosure under the heading “Prospectus Summary—The Receivables” to include a discussion of the selection criteria or other requirements for any assets that may be added to the pool, consistent with the disclosure located under the heading “The Receivables-[Criteria Applicable to the Selection of Additional Receivables During the Funding Period]”. We have also revised the disclosure under the headings “The Receivables-[Criteria Applicable to the Selection of the Receivables]” and “The Receivables-[Criteria Applicable to the Selection of Additional Receivables During the Funding Period]”.

Risk Factors
[The characteristics of the Receivables in the Final Pool may differ from the characteristics of the Receivables in the Initial Pool, page 26

3.	We note your statement that "[t]here can be no assurance that the characteristics of the Final Pool will not materially differ from the characteristics of the Initial Pool..." This statement appears to be inconsistent with the statements on page 57 that the Receivables purchased during the Funding Period "must meet substantially similar criteria" and the statement on page 101 that the "underwriting criteria for additional Receivables will be substantially the same in all material respects as those for the initial Receivables." Please revise to reconcile these statements.

Response: We have revised the disclosure to reconcile the statements made in the Prospectus regarding the characteristics of the additional Receivables and the Final Pool. Please see “Risk Factors—Risks relating to the assets of the Issuing Entity—[The characteristics of the Receivables in the Final Pool may differ from the characteristics of the Receivables in the Initial Pool]” and “The Transaction Documents—Indenture—[Pre-Funding Account]”.

Adverse events with respect to Carvana, the Servicer, any of their respective affiliates or other transaction parties could affect..., page 29

4.	We note your disclosure sets forth an example that "many companies have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service obligors on the Receivables and other customers." Please revise to explain the relevancy of these attacks or provide further detail.

Response: We are deleting the paragraph in the Form of Prospectus that included the disclosure noted above because the relevance of cyberattacks is addressed elsewhere in the referenced risk factor.

Servicing Procedures, page 47

5.	We note the Servicer recently modified its written servicing policy and procedures in July 2024. Please expand the disclosure to describe the nature of such modifications and confirm that the Form of Servicing Agreement filed as Exhibit 99.1, and any other applicable transaction document, accurately reflects the modifications. Refer to Item 1108(b)(3) of Regulation AB.

Response: Unless otherwise required by law or the applicable contract, the Servicer generally applies payments received on an obligor’s account in the following order: past due interest, past due principal, current scheduled payments, any assessed late fees and non-sufficient fund (“NSF”) fees and then to future scheduled payments. The Servicer’s modifications to its written servicing policy and procedures in July 2024 clarified that even if the Servicer is permitted to apply payments received on an obligor’s account first to any NSF fees, the Servicer will nevertheless apply such payments in the order specified in the preceding sentence. The disclosure on page [49] has been revised to describe this modification. We confirm that no changes are necessary to the Form of Servicing Agreement or other transaction documents to reflect this modification to the servicing policy and procedures.

Description of the Notes, page 75

6.	We note your disclosure that the description of the notes “does not purport to be complete and is subject, and qualified in its entirety by reference, to the Indenture.” As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised the form of prospectus under the heading “The Notes—Description of the Notes” to delete the language about the summary not purporting to be complete.

The Transaction Documents, page 90

7.	We note your statement that the disclosure “do not purport to summarize all material provisions of the Transaction Documents and are qualified in their entirety by reference to the actual Transaction Documents.” As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised the form of prospectus under the heading “The Transaction Documents” to delete the language about the summary not purporting to be complete.

* * * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Angela Ulum of Mayer Brown LLP at (312) 782-0600.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc: Mike McKeever, Carvana Receivables Depositor LLC

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